UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

In its meeting held today, 29 April 2019, BBVA’s Board of Directors adopted the following resolutions regarding positions within the management body:

–	Appointment of José Miguel Andrés Torrecillas as Deputy Chair of the Board of Directors; and

–	Appointment of Juan Pi Llorens as Lead Director, in replacement of José Miguel Andrés Torrecillas.

Likewise, the Board of Directors adopted the following resolutions regarding its committees:

–	Redistribution of functions between the different Board committees and change of their name to adapt them to these changes, in such a way that:

-	The Audit and Compliance Committee will now be referred to as the “Audit Committee”;

-	The Risk Committee will now be referred to as the “Risk and Compliance Committee”; and

-	The Appointments Committee will now be referred to as the “Appointments and Corporate Governance Committee”.

–	Changes to the composition of the Audit Committee, the Appointments and Corporate Governance Committee and the Technology and Cybersecurity Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As a consequence of the above, the Board committees will have the following composition:

Executive Committee:

Chair

Carlos Torres Vila

Members

Onur Genç

Jaime Caruana Lacorte

Carlos Loring Martínez de Irujo

José Maldonado Ramos

Susana Rodríguez Vidarte

Audit Committee:

Chair

Jaime Caruana Lacorte

Members

José Miguel Andrés Torrecillas

Belén Garijo López

Lourdes Máiz Carro

Ana Peralta Moreno

Risk and Compliance Committee:

Chair

Juan Pi Llorens

Members

José Miguel Andrés Torrecillas

Jaime Caruana Lacorte

Carlos Loring Martínez de Irujo

Susana Rodríguez Vidarte

Appointments and Corporate Governance Committee:

Chair

José Miguel Andrés Torrecillas

Members

Belén Garijo López

José Maldonado Ramos

Juan Pi Llorens

Susana Rodríguez Vidarte

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remunerations Committee:

Chair

Belén Garijo López

Members

Tomás Alfaro Drake

Carlos Loring Martínez de Irujo

Lourdes Máiz Carro

Ana Peralta Moreno

Technology and Cybersecurity Committee:

Chair

Carlos Torres Vila

Members

Tomás Alfaro Drake

Sunir Kumar Kapoor

Juan Pi Llorens

Jan Verplancke

Madrid, 29 April 2019

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29, 2019	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative